Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

January 23, 2013
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention: Justin Dobbie

Re:         Frontline Ltd.
Registration Statement on Form F-3
Filed November 29, 2012
File No. 333-185193

Dear Mr. Dobbie:

We refer to the registration statement on Form F-3, filed by Frontline Ltd. (the "Company") with the Securities and Exchange Commission (the "Commission") on November 29, 2012 (the "Registration Statement").  By letter dated December 20, 2012 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments to the Registration Statement.  The prospectus constituting Part 1 of the amended registration statement filed in connection with this Comment Letter is updated with information that has changed due to the passage of time since the filing of the Registration Statement.

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.

Risk Factors, page 5

If we enter into charter agreements, page 5

1.
You disclose that your vessels made port calls to countries such as Cuba, Iran, Sudan and Syria which are designated by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We are aware of 2012 news articles reporting that you would no longer send vessels to ports in Iran, would stop loading cargoes from Iran, and would stop Iranian oil purchases. Please tell us about any contacts with Cuba, Iran, Sudan and Syria since your letter to us of November 22, 2010. Describe to us the nature and extent of your past, current, and anticipated contacts with those countries since your letter, whether through subsidiaries, charterers, distributors, or other direct or indirect arrangements. Your response should describe any products and services you have provided to those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

As an initial matter, the Company confirms that to the best of the Company's knowledge, from November 22, 2010 through the date of this letter, neither the Company nor any of its subsidiaries (i) has provided or anticipates providing goods, fees or services to Cuba or Syria; (ii) has had or intends to have any agreements or arrangements, directly or indirectly, with the governments of those countries or entities owned or controlled by those governments; (iii) has had any contacts with Cuba or Syria; and (iv) has had any of its vessels call on any ports in Cuba or Syria.

However, the Company's business is the chartering-out of tankers designated for the transportation of crude oil, which in the past has included port calls in Iran and Sudan. The Company's revenues are generated by the chartering of its vessels to third parties for single voyages or longer periods.  The contractual basis for such charters can be a time charter, a bareboat charter or a voyage charter.  The terms of these charters are standardized in accordance with industry practice.  A time charter or a bareboat charter transfers the right to operate the relevant vessels to the charterer thereof within the limitations set forth in the charter.  These terms always include an obligation not to operate the vessel in violation of applicable laws, including embargo restrictions.  In chartering-out vessels on voyage charters, the Company respects applicable laws, including embargo restrictions.

Some of the Company's vessels have also been entered into pooling arrangements under which international oil companies and oil trading houses direct the Company's vessels to various ports to carry cargoes on their behalf.

The Company confirms that to the best of the Company's knowledge, from November 22, 2010 through the date of this letter, and other than as set forth in more detail regarding port calls and charges, neither the Company nor any of its subsidiaries: (i) has provided or anticipates providing goods, fees or services to Iran or Sudan; or (ii) has had or intends to have any agreements or arrangements, directly or indirectly, with the governments of those countries or entities owned or controlled by those governments.

To the best of the Company's knowledge, (i) from November 22, 2010 through December 31, 2011, the Company's vessels called on ports in Iran and Sudan under a variety of commercial arrangements, the details of which port calls are detailed in response to question 2; (ii) from December 31, 2011 through the date of this letter, neither the Company nor any of its subsidiaries has had any contact with Iran, and none of the Company's vessels has called on any ports in Iran under any commercial arrangements; and (iii) since January 29, 2012 through the date of this letter, neither the Company nor any of its subsidiaries has had any contact with Sudan, and none of the Company's vessels has called on any ports in Sudan under any commercial arrangements.

2.
Please discuss the materiality of your contacts with Cuba, Iran, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

As indicated above, to the best of the Company's knowledge, from November 22, 2012 through the date of this letter, neither the Company nor any of its subsidiaries has had any contact with Cuba or Syria.  However, some of the Company's vessels chartered under a variety of commercial arrangements called in Iran and Sudan during the period from November 22, 2010 through January 29, 2012.  For the reasons set forth below, the Company does not believe such port calls represent any material investment risk for its security holders.

From a quantitative perspective, the Company has concluded that the revenue attributable to the port calls in Iran and Sudan for the period from November 22, 2010 through January 2012 represents an immaterial proportion of the Company's business for those years.  By way of background, the Company's vessels made a total of 48 port calls during that time period, with twenty-two (22) of which port calls being made in Iran and twenty-six (26) being made in Sudan.

Iran

To the best of the Company's knowledge, from November 22, 2010, through December 31, 2011,  ten (10) of the Company's vessels called on ports in Iran while on voyage charters in order to load crude oil a total of fifteen (15) times.  The vessels called on the following ports: Asaluyeh was called four (4) times; Kharg Island was called eight (8) times; Soroosh Terminal was called one (1) time; and Lavan Island was called two (2) times. In each case, the port costs were paid by the charterer.

To the best of the Company's knowledge, from November 22, 2010, through December 31, 2011, six (6) of the Company's vessels called on ports in Iran while on time charters in order to load crude oil a total of seven (7) times.  The vessels called on the following ports: Asaluyeh was called four (4) times; and Kharg Island was called on three (3) times. In each case, the port costs were paid by the charterer.

To the best of the Company's knowledge, from November 22, 2010, through December 31, 2011, none of the Company's vessels called on ports in Iran while on bareboat charters or under pooling arrangements.

To the best of the Company's knowledge, the Company's vessels have made no port calls to Iran during the year ended December 31, 2012, under any commercial arrangements.

Sudan

To the best of the Company's knowledge, from November 22, 2010, through December 31, 2011, two (2) of the Company's vessels called on ports in Sudan while on voyage charters in order to load crude oil a total of four (4) times.  The vessels called on Marsa Bashayer each time.  The Company paid total port costs of $77,851 for three (3) of these port calls and the port costs were paid by the charterer on one (1) occasion.

To the best of the Company's knowledge, the Company's vessels have made no port calls in Sudan (i) during the year ended December 31, 2012 while on voyage charters, and (ii) from November 22, 2010, through the date of this letter while on bareboat or time charters.

To the best of the Company's knowledge, from November 22, 2010 through the date of this letter, eight (8) of the Company's vessels called on ports in Sudan while under pooling arrangements in order to load crude oil a total of twenty-two (22) times. The vessels called on Marsa Bashayer twenty-one (21) times and on Port Sudan one (1) time. Four (4) of the port calls to Marsa Bashayer were made by two (2) vessels in January 2012, and to the best of the Company's knowledge, none of the Company's vessels have called on any ports in Sudan since January 29, 2012.  In cases when a Company vessel has operated under a pooling arrangement, the Company does not know the amount of port costs paid.

Therefore, for the period from November 22, 2010 to December 31, 2010 and the years ended December 31, 2011 and 2012 the Company's voyage charters involving calls to Iranian and Sudanese ports maybe summarized as follows:

	Nov 22 thru Dec 31, 2010	2011	2012
Voyage charters with a port call in Iran:
Operating revenues	$2.7 million	$22.2 million	-
Number of port calls	1	14	-
Port costs paid in Iran	-	-	-
Voyage charters with a port call in Sudan:
Operating revenues	$1.8 million	$7.7 million	-
Number of port calls	1	3	-
Port costs paid in Sudan	$25,672	$52,179	-

Total operating revenues for the Company	$1,165.2 million (1)	$810.1 million	n/a
Total voyage expenses for the Company	$282.7 million (1)	$295.8 million	n/a

(1) Represent full year amounts.

The operating revenues from the two voyage charters with port calls in Iran and Sudan in the period from November 22, 2010 to December 31, 2010 were approximately $4.5 million and the operating revenues from port calls in Iran from January 1, 2010 to November 21, 2010 were approximately $41.7 million. The sum of these two represented approximately 3.6% of the Company's total operating revenues in 2010. Port costs paid by the Company in Sudan on the two voyage charters with port calls in Iran and Sudan in the period from November 22, 2010 to December 31, 2010 were approximately $26,000 and the port costs paid by the Company in Iran from January 1, 2010 to November 22, 2010 were approximately $1.6 million.  The aggregate of these two represented approximately 0.6% of total voyage expenses in 2010.

The operating revenues from the 17 voyage charters with port calls in Iran and Sudan in 2011 were approximately $29.9 million or approximately 3.7% of total operating revenues in 2011. Port costs paid by the Company in Iran and Sudan on these voyage charters were approximately $53,000 compared with total voyage expenses of $295.8 million in 2011.

Accordingly, the Company believes that the port calls to Iran and Sudan for the period at issue were not material from a quantitative perspective based on its revenues and were not a material investment risk to its security holders, particularly as, to the best of the Company's knowledge, no Company vessel has called at an Iranian port since December 27, 2011 and a Sudanese port since January 29, 2012.

From a qualitative perspective, the Company believes that since it has no contracts with, and earns no revenues from, the governments of Iran and Sudan or entities controlled by those governments, and its contacts with Iran and Sudan were limited and infrequent as noted above, such port calls were not material to a reasonable investor's investment decision.  To this end, the Company does not believe that its reputation or share price has been or will be adversely affected by the limited port calls made between November 22, 2010 and January 29, 2012.  In any event, the Company has mitigated the low risk of potential for reputational harm associated with the port calls in question since the Company's vessels have not called in Iran and Sudan since January 29, 2012.

As the Company's business contacts with Iran and Sudan have been infrequent and relatively minor in scope, the Company does not believe that such contacts are qualitatively material to a reasonable investor's investment decision.

3.	We note your disclosure about the Iran Threat Reduction and Syria Human Rights Act of 2012. Please tell us about the impact of the Act on your company and business.

For the reasons set forth in response to questions 1 and 2, the Iran Threat Reduction and Syria Human Rights Act of 2012 ("ITRSHRA") does not have a significant impact on the Company's current business operations.

With respect to Syria, to the best of the Company's knowledge, from November 22, 2010 through the date of this letter, neither the Company nor any of its subsidiaries (i) has provided or anticipates providing goods, fees or services to Syria; (ii) has had or intends to have any agreements or arrangements, directly or indirectly, with the Syrian government or entities owned or controlled by the Syrian government; (iii) has had any contacts with Syria; and (iv) have had any of its vessels call on any ports in Syria under any commercial arrangements.

With respect to Iran, to the best of the Company's knowledge, from November 22, 2010 through the date of this letter, neither the Company nor any of its subsidiaries: (i) has provided or anticipates providing goods, fees or services to Iran; or (ii) has had or intends to have any agreements or arrangements, directly or indirectly, with the government of Iran or entities owned or controlled by the Iranian government.  Additionally, to the best of the Company's knowledge, since December 27, 2011, neither the Company nor any of its subsidiaries (i) have had any contacts with Iran; and (ii) have had any of its vessels call on any ports in Iran under any commercial arrangements.

Exhibit 5.1

4.
Please refer to paragraphs 5.11 and 5.13. It is inappropriate for counsel to assume readily ascertainable facts and related legal conclusions under Bermuda law. In this regard, please remove the assumption in paragraph 5.11 that the Resolutions "were duly passed by the duly appointed directors of the Company at a meeting which was duly convened and at which a duly constituted quorum was present and voting throughout and that any provisions contained in the Companies Act 1981 (the "Act") or the Bye-laws of the Company relating to the declaration of directors' interests were duly observed and that such resolutions have not been amended or rescinded and are in full force and effect." Please also remove the assumption in paragraph 5.13 that "the Resolutions represent the only Board actions taken with respect to the Securities."

The Company has received assurances that its counsel will be able to issue a revised Exhibit 5.1 and the Company undertakes to provide a revised Exhibit 5.1 in future filings in accordance with the Staff's comments.

5.	Please confirm to us that you will file an unqualified legal opinion with every takedown. Refer to Section II.B.2.a in Staff Legal Bulletin No. 19.

The Company confirms that it will file an unqualified legal opinion with each takedown consistent with Section II.B.2.a in Staff Legal Bulletin No. 19.

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Evan Preponis at (212) 574-1438.

Sincerely,

/s/ Gary J. Wolfe
Gary J. Wolfe

cc:           John Dana Brown
Special Counsel
Division of Corporate Finance
Securities and Exchange Commission

Inger Klemp
Chief Financial Officer
Frontline Management AS

PO Box HM 1593, Par-la-Ville Place, 4th Floor	Telephone:	+1 (441) 295-6935
14 Par-la-Ville Road, Hamilton HM GX	Fax:	+1 (441) 295-3494
Bermuda

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Justin Dobbie

RE: Frontline Ltd.

January 23, 2013

Ladies and Gentleman:

The undersigned registrant hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

●	The Staffs comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

FRONTLINE LTD.

By: /s/ Kate Blankenship
Name: Kate Blankenship
Title: Director